Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration File Nos: 333-276803 and 333-276803-01

Alexandria Real Estate Equities, Inc.

Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

This pricing term sheet supplements Alexandria Real Estate Equities, Inc.'s preliminary prospectus supplement, dated January 30, 2025 (the "Preliminary Prospectus Supplement"), including the documents incorporated by reference therein, relating to this offering, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Final Terms and Conditions Applicable to

$550,000,000 5.50% Senior Notes due 2035

Issuer:	Alexandria Real Estate Equities, Inc.
Security Description:	5.50% Senior Notes due 2035
Guarantee/Guarantor:	Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.
Expected Ratings:*	Moody’s: Baa1 / S&P: BBB+
Size:	$550,000,000
Maturity Date:	October 1, 2035
Price to Public:	99.733%
Interest Rate:	5.500% per annum
Yield to Maturity:	5.532%
Spread to Benchmark Treasury:	T+102 basis points
Benchmark Treasury:	4.250% due November 15, 2034
Benchmark Treasury Price and Yield:	97-30 / 4.512%
Interest Payment Dates:	Each April 1 and October 1, beginning on October 1, 2025
Optional Redemption:	The redemption price for notes that are redeemed before July 1, 2035 (three months prior to the stated maturity date of the notes) will be equal to the sum of (i) 100% of the principal amount of the notes being redeemed, (ii) accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption, and (iii) a make-whole amount of T+20 bps.
The redemption price for notes that are redeemed on or after July 1, 2035 will be equal to the sum of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon.
Joint Book-Running Managers:

Goldman Sachs & Co. LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Barclays Capital Inc.

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Capital One Securities, Inc.

Evercore Group L.L.C.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

PNC Capital Markets LLC

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

Truist Securities, Inc.

CUSIP / ISIN:	015271BE8 / US015271BE86
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Trade Date:	January 30, 2025
Settlement Date:	February 13, 2025 (T+10)**

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	The Issuer expects that delivery of the notes will be made to investors on or about February 13, 2025, which will be the tenth business day following the date of the prospectus supplement (such settlement being referred to as "T+10"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next eight succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, fax: 212-902-9316 or e-mail: prospectus-ny@ny.email.gs.com; BofA Securities, Inc., telephone: 1-800-294-1322; Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146 or e-mail: prospectus@citi.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or RBC Capital Markets, LLC, toll free at 1-866-375-6829.